東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 3 0 2004
WASH. D.C.
185

SUPPL

20th August, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

[redacted]

04036603

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents:

1. a circular dated 19th August, 2004 and issued by the Company; and
2. an announcement of the Company dated 19th August, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
AUG 3 1 2004
THOMSON
FINANCIAL

8/31

China Daily 20 August 2004, Friday 18 Business Hong Kong/Delta

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of ONFEM Holdings Limited (the "Company") will be held at the Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 14 September 2004 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:–

ORDINARY RESOLUTION

"**THAT** the Agreement (as defined and described in the circular to the shareholders of the Company dated 19 August 2004, a copy of which has been produced to the meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorised to sign, execute and deliver all such documents and take all such actions as they may consider necessary or desirable for the purpose of or in connection with the Agreement."

By order of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Dated 19 August 2004

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of himself. A proxy needs not be a member of the Company.
2. In the case of the joint holders of shares in the Company, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares alone shall be entitled to vote in respect thereof.
3. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the offices of the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in

China Daily 20 August 2004, Friday 18 Business Hong Kong/Delta

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of ONFEM Holdings Limited (the "Company") will be held at the Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 14 September 2004 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:–

ORDINARY RESOLUTION

"**THAT** the Agreement (as defined and described in the circular to the shareholders of the Company dated 19 August 2004, a copy of which has been produced to the meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorised to sign, execute and deliver all such documents and take all such actions as they may consider necessary or desirable for the purpose of or in connection with the Agreement."

By order of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Dated 19 August 2004

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of himself. A proxy needs not be a member of the Company.
2. In the case of the joint holders of shares in the Company, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares alone shall be entitled to vote in respect thereof.
3. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the offices of the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

股東特別大會通告

茲通告東方有色集團有限公司(「本公司」)謹訂於二零零四年九月十四日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東特別大會，以考慮及酌情通過以下決議案為普通決議案：

普通決議案

「**動議**批准、追認及確認該協議(按本公司於二零零四年八月十九日之通函中所定義及列明者，該協議之副本於會議上提呈並列為「A」及已由主席簽署以作識別)及該協議項下擬進行之交易，並授權本公司董事簽署、執行及送交有關該協議之所有相關文件及採取彼等認為必須或適宜之所有行動。」

承董事會命
東方有色集團有限公司
董事總經理
王幸東

二零零四年八月十九日

註冊地址：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍尖沙咀
漆咸道南79號
中國五礦大廈18樓

附註：

1. 有權出席上述會議並於會議上投票之股東有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。
2. 如屬聯名股份持有人，則任何一位聯名持有人均可親自或委派代表在會上投票，猶如彼為唯一持有人，惟如超過一位聯名持有人親自或委派代表出席大會，則出席者中僅就相關股份登記於本公司股東名冊中排名最先者方有權投票。
3. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前送抵本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，方為有效。股東於填妥並交回代表委任表格後，仍可親自出席大會或其任何續會及於會上投票。
4. 於本通告之日期，本公司之董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

股東特別大會通告

茲通告東方有色集團有限公司(「本公司」)謹訂於二零零四年九月十四日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東特別大會，以考慮及酌情通過以下決議案為普通決議案：

普通決議案

「**動議**批准、追認及確認該協議(按本公司於二零零四年八月十九日之通函中所定義及列明者，該協議之副本於會議上提呈並列為「A」及已由主席簽署以作識別)及該協議項下擬進行之交易，並授權本公司董事簽署、執行及送交有關該協議之所有相關文件及採取彼等認為必須或適宜之所有行動。」

承董事會命
東方有色集團有限公司
董事總經理
王幸東

二零零四年八月十九日

註冊地址：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點:
香港
九龍尖沙咀
漆咸道南79號
中國五礦大廈18樓

附註：

1. 有權出席上述會議並於會議上投票之股東有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。
2. 如屬聯名股份持有人，則任何一位聯名持有人均可親自或委派代表在會上投票，猶如彼為唯一持有人，惟如超過一位聯名持有人親自或委派代表出席大會，則出席者中僅就相關股份登記於本公司股東名冊中排名最先者方有權投票。
3. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前送抵本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，方為有效。股東於填妥並交回代表委任表格後，仍可親自出席大會或其任何續會及於會上投票。
4. 於本通告之日期，本公司之董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*